October 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Cara Wirth

Re:	Focus Impact Acquisition Corp.
Registration Statement on Form S-1
File No. 333-255448

Dear Ms. Wirth:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Focus Impact Acquisition Corp. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on October 27, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, the undersigned wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
as representative of the underwriters

By:	/s/ Bridget Fawcett
Name:	Bridget Fawcett
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]

GOLDMAN SACHS & CO. LLC
as representative of the underwriters

By:	/s/ Olympia McNerney
Name:	Olympia McNerney
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]